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Jack L. Messman
Chairman & CEO

                                                              September 18, 1997


Mr. James L. Pate
Chairman, President & Chief Executive Officer
Pennzoil Company
700 Milam
P.O. Box 2967
Houston, Texas 77252-2967

Dear Jim:

         None of your letters, press releases, advertisements or public statements ever focus on the central issue: how does the Pennzoil Board think Pennzoil can deliver value in excess of UPR's $84 per share tender offer? You have a responsibility to your shareholders to address that issue head on by releasing your secret strategic plan. Until you do so, you will continue to fail in that responsibility to them.

                                                              Sincerely,

                                                              /s/ Jack

                                                               Jack L. Messman

JLM:ds